As filed with the Securities and Exchange Commission on May 16, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.     )

The Latin American Discovery Fund, Inc.

(Name of Subject Company (issuer))

The Latin American Discovery Fund, Inc.

(Names of Filing Persons (offeror, issuer or other person))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

51828C 10 6

(CUSIP Number of Class of Securities)

Ronald E. Robison

Morgan Stanley Investment Management Inc.

1221 Avenue of the Americas

New York, New York 10020

(212) 762-5330

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Leonard B. Mackey, Jr.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$18,318,926.53(a)	$2,156.14(b)

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

(a)	Calculated as the aggregate maximum purchase price to be paid for 898,427 shares in the offer, based upon a price of $20.39 (95% of the net asset value per share of $21.46 on May 11, 2005).

(b)	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equaling $117.70 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transactions subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Latin American Discovery Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 10% of its outstanding shares, or 898,427 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Issuer Tender Offer Statement dated May 16, 2005 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and are filed as exhibits to this Schedule TO.

The information in the Issuer Tender Offer Statement and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12.	Exhibits.

(a)(1)(i)	Issuer Tender Offer Statement, dated May 16, 2005.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Stockholders.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Text of press release dated and issued on January 28, 2005.

(a)(6)	Text of press release dated and issued on May 11, 2005.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LATIN AMERICAN DISCOVERY
FUND, INC.

/s/ RONALD E. ROBISON
Name:	Ronald E. Robison
Title:	Executive Vice President and Principal
Executive Officer

Dated: May 16, 2005

2